Exhibit 99.1

Northern Dynasty: Alaska’s Pebble Project Continues to Advance Despite COVID-19 Precautions

"The health and safety of our team and those who live in the region remain of paramount importance."

VANCOUVER / ACCESSWIRE / March 26, 2020 / Northern Dynasty Minerals Ltd. (TSX: NDM) (NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that work and progress at Alaska's Pebble copper-gold-molybdenum project continue to advance despite mandatory and voluntary steps being taken by its 100%-owned US-based subsidiary Pebble Limited Partnership (the "Pebble Partnership") to ensure the health and safety of its employees, consultants, partners and Alaska neighbours.

The US Army Corps of Engineers ("USACE") is currently undertaking a federal Environmental Impact Statement ("EIS") permitting review of the Pebble Project under the National Environmental Policy Act. The USACE's schedule for the Pebble EIS process (as reflected on its pebbleprojecteis.com website) calls for a Final EIS and Record of Decision ("ROD") by mid-2020 - a target that has not been adjusted as a result of the COVID-19 pandemic.

Northern Dynasty President & CEO Ron Thiessen expressed his appreciation for the professionalism and dedication of the Company's staff, Pebble Partnership employees, federal and state regulators and others for observing critically important public health and safety protocols while also advancing a project that will be important to economic recovery in Alaska and the United States.

Pebble Partnership CEO Tom Collier: "In response to the Alaska Governor's order, we along with all other nonessential offices in Alaska have closed our office. I start early every morning with a series of separate phone calls with each of our teams to make sure everyone is focused each day on our priority- keeping on schedule for the timely publication of the Final EIS. Everyone on the Pebble team is healthy and working.

"We also are in touch with our team in Iliamna and our Alaska Native village corporation partners at Iliamna Natives Limited and Alaska Peninsula Corporation. All in-bound air traffic has been severely restricted, except for returning full-time residents who must be quarantined for 14 days upon arrival, and to ensure delivery of other necessary supplies. We intend to stay in touch to make sure those in the region are safe.

"While it feels like the entire world has come to a halt because of COVID-19, many organizations, Pebble included, have modified their approach to work but remain focused on core activities. For us this means making sure we are doing everything necessary to ensure that the project schedule published by the USACE of a Final EIS and a ROD by mid-2020 remains on track.

"We do not see any indication at this point of delay. Some of the regulatory agencies are working from home, but they are continuing to work. As you know, a draft of the Final EIS has been completed and is being reviewed by the cooperating agencies. The technical review meetings were completed before COVID-19 closed offices. Obviously, things change daily regarding COVID-19 and its impacts, but we remain focused on our goal of keeping on schedule.

"The health and safety of our Pebble team and those who live in the region remain of paramount importance."

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership ("PLP"), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project, that the Pebble Project will secure all required government permits, or of the Company's future performance.

Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM will be able to establish the commercial feasibility of the Pebble Project, and (iv) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the completion of feasibility studies demonstrating the Pebble Project mineral reserves that can be economically mined, (iii) completion of all necessary engineering for mining and processing facilities, and (iv) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions.

The National Environment Policy Act EIS process requires a comprehensive "alternatives assessment" be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

SOURCE: Northern Dynasty Minerals Ltd.